================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                  For the Fiscal Year Ended December 31, 1999


                                   ----------


                      PROFIT SHARING AND RETIREMENT PLAN OF
                       CENTEX CONSTRUCTION PRODUCTS, INC.

                              (Full title of plan)




                           Commission File No. 1-12984

                       CENTEX CONSTRUCTION PRODUCTS, INC.
                            3710 Rawlins, Suite 1600
                               Dallas, Texas 75219
           (Name of issuer and address of principal executive offices)


================================================================================

PROFIT SHARING AND RETIREMENT PLAN
OF CENTEX CONSTRUCTION PRODUCTS, INC.

FINANCIAL STATEMENTS AS OF DECEMBER 31, 1999 AND 1998,
AND SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 1999

TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Administrative Committee of the

         Profit Sharing And Retirement Plan
              Of Centex Construction Products, Inc.:

         We have audited the accompanying statements of net assets available for benefits of the Profit Sharing and Retirement Plan of Centex Construction Products, Inc. (the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the year ended December 31, 1999, and the nine months ended December 31, 1998. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in its net assets available for benefits for the year ended December 31, 1999, and the nine months ended December 31, 1998, in conformity with accounting principles generally accepted in the United States.

         Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                  ARTHUR ANDERSEN LLP


Dallas, Texas,
   June 16, 2000

                       PROFIT SHARING AND RETIREMENT PLAN
                      OF CENTEX CONSTRUCTION PRODUCTS, INC.

                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

                           DECEMBER 31, 1999 AND 1998


                                                                                                       Page(s)
                                                                                                       -------

Statements of Net Assets Available for Benefits
         as of December 31, 1999 and 1998                                                                    3

Statements of Changes in Net Assets Available for
         Benefits for the Year Ended December 31, 1999,
         and the Nine Months Ended December 31, 1998                                                         4

Notes to Financial Statements                                                                              5-9

Schedule I - Schedule H, Part IV, Line 4i - Schedule of Assets
          Held for Investment Purposes as of December 31, 1999                                              10

                       PROFIT SHARING AND RETIREMENT PLAN
                      OF CENTEX CONSTRUCTION PRODUCTS, INC.

                            STATEMENTS OF NET ASSETS
                             AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 31, 1999 AND 1998

                                                           1999             1998
                                                       ------------     ------------
ASSETS:
   Participant Directed Investments,
      at Fair Market Value -
        Interest-bearing cash accounts                 $         --     $     20,268
        Investment in Master Trust                       21,259,658       18,878,980
        Investment in CXP Common Stock Fund               1,801,694        2,269,100
        Investment in Centex Common Stock Fund              312,584          692,952
        Participant Loans                                    37,041               --
                                                       ------------     ------------
           Total Investments                             23,410,977       21,861,300
                                                       ------------     ------------

   Receivables -
        Interest and dividends                                   --            3,424
                                                       ------------     ------------
           Total Receivables                                     --            3,424
                                                       ------------     ------------

NET ASSETS AVAILABLE FOR BENEFITS                      $ 23,410,977     $ 21,864,724
                                                       ============     ============

The accompanying notes are an integral part of these financial statements.

                       PROFIT SHARING AND RETIREMENT PLAN
                      OF CENTEX CONSTRUCTION PRODUCTS, INC.

                       STATEMENTS OF CHANGES IN NET ASSETS
                             AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1999,
                   AND THE NINE MONTHS ENDED DECEMBER 31, 1998

                                                           Year          Nine Months
                                                          Ended            Ended
                                                       December 31,     December 31,
                                                           1999             1998
                                                       ------------     ------------
ADDITIONS TO NET ASSETS:
   Company contributions                               $    753,557     $         --
   Participant contributions                                856,773          651,442
   Interest and dividends                                   117,966          133,850
   Net change in fair market value of investments         2,438,886          872,853
                                                       ------------     ------------
           Total additions                                4,167,182        1,658,145
                                                       ------------     ------------

DEDUCTIONS FROM NET ASSETS:
   Distributions to participants                          2,486,412        1,945,434
   Administrative expenses                                  134,517           46,297
                                                       ------------     ------------
           Total deductions                               2,620,929        1,991,731
                                                       ------------     ------------

NET INCREASE (DECREASE) IN NET ASSETS
   AVAILABLE FOR BENEFITS                                 1,546,253         (333,586)

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                     21,864,724       22,198,310
                                                       ------------     ------------
   End of year                                         $ 23,410,977     $ 21,864,724
                                                       ============     ============


The accompanying notes are an integral part of these financial statements.

                       PROFIT SHARING AND RETIREMENT PLAN
                      OF CENTEX CONSTRUCTION PRODUCTS, INC.

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998


(1)      SUMMARY DESCRIPTION OF THE PLAN:

                  The Profit Sharing and Retirement Plan of Centex Construction Products, Inc., (the "Plan"), created on April 1, 1994, is a defined contribution retirement plan covering eligible employees of Centex Construction Products, Inc. (the "Company" or "CXP") and eligible employees of certain subsidiaries of the Company which have adopted the Plan with the Company's consent. The Company and the certain subsidiaries collectively comprise the "Participating Employers." The Plan is administered by an Administrative Committee (the "Committee") appointed by the Board of Directors of the Company. The Plan's assets are held in a separate trust (the "Trust") which participates in a master trust (the "Master Trust") governed by a trust agreement (the "Trust Agreement") with Fidelity Management Trust Company (the "Trustee"), which is held accountable by and reports to the Committee. Prior to November 1, 1999, State Street Bank and Trust served as the Plan trustee, at which point the Board of Directors of the Company appointed Fidelity Management Trust Company as trustee. Contributions are made by the Participating Employers as determined by their Boards of Directors. The Plan permits employees to contribute up to 15% of their compensation to a 401(k) account.

                  Employees of Participating Employers become eligible to participate in profit sharing after completing one year of service, as defined, provided the employee is not a member of a group or class of employees covered by a collective bargaining agreement unless such agreement extends the Plan to such group or class of employees. One year of service, for purposes of eligibility, is defined as the 12 consecutive month period during which the employee worked 1,000 hours, ending on the first anniversary of the employee's date of hire or the end of any Plan year thereafter. The Plan also permits participant voluntary (after-tax) contributions of up to 10% of compensation, as defined. Total additions to a participant's account are limited to a maximum of 25% of compensation (up to a maximum of $30,000) for 401(k), Participating Employer contributions, forfeitures, and voluntary (after-tax) contributions on a combined basis.

                  After two years of service, a participant is vested in 10% of Participating Employer contributions, forfeitures, and related earnings. Participants vest an additional 10% after three years of service and 20% for each additional year of service after that. A participant is fully vested after seven years of service or upon retirement, full and permanent disability, or death. Participants are always fully vested in their 401(k) and voluntary contributions and related earnings.

                  Although there is no intention to do so, the Company has the right to discontinue contributions and terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan provides that, in the event of termination, participants will become fully vested in their retirement account, and the method of distribution of assets will be in accordance with the provisions of ERISA.

                  Employer contributions are allocated to participant accounts based upon each participant's length of service and salary. Forfeitures of $19,968 were used to reduce employer contributions for the year ended December 31, 1999. As the employer contributions and forfeitures related to the nine months ended December 31, 1998 were based on the Company's March 31, 1999 audited financial statements, no employer contributions or forfeitures were recorded in the accompanying financial statements for the nine months ended December 31, 1998.

                  Active participants may borrow up to 50% of the vested portion of their account with Committee approval, but only for specific uses, as defined, not in excess of $50,000. Loans are collateralized by participant accounts. Such loans bear interest at a rate which approximates market rates and are generally repayable to the Plan within five years. Interest rates range from 9.75% to 10.25%.

                  Through October 31, 1999, the Plan allowed participants to direct their accounts into four different Life Solutions Funds, the Centex Construction Products Stock Fund (CXPSF), a S&P 500 Stock Fund, a Short-Term Bond Fund, a Bond Index Fund, a Short-Term Investment Fund, an International Stock Fund, and a Russell 2000 Stock Fund. Certain of these investment options were available only effective April 1, 1999. The Plan changed investment managers to Fidelity Management Trust Company on November 1, 1999. Participants must now direct their accounts into five different Strategy Funds, the CXPSF, Fidelity Retirement Money Market Portfolio, Fidelity Short-Term Bond Fund, Fidelity U.S. Bond Index Fund, Spartan Extended Market Index Fund, Spartan U.S. Equity Index Fund, Fidelity Diversified International Fund, Fidelity Equity-Income II Fund, Fidelity Dividend Growth Fund, Fidelity Aggressive Growth Fund, and Fidelity Low-Priced Stock Fund. The Strategy Funds are as follows: Strategy: Near Retirement, Strategy:
         2010, Strategy: 2020, Strategy: 2030, and Strategy: 2040. Another fund, the Centex Common Stock Fund (CCSF), exists for those employees who chose to retain their balance in this fund upon transfer of all of their balances from the Profit Sharing and Retirement Plan of Centex Corporation to the Plan. No additional contributions to this fund are permitted.

                  Participants may allocate up to 15% of employer and participant (before and after-tax) contributions to the CXPSF, whereas up to 100% may be allocated to any other investment option (except the CCSF) offered by the Plan.


(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

                  The Company and its affiliates have several retirement plans which are funded through the Master Trust. The Master Trust allocates investment income to the Plan based on the Plan's pro rata share of Master Trust assets. Investment income is then allocated to participants on a pro rata basis. Administrative expenses include Trustee and record keeper fees, as well as fund management fees. During the year ended December 31, 1999, Strategy Funds and the Life Solutions Funds made investments in funds that charge management fees directly to the Master Trust. Administrative expenses are allocated pro rata to each plan.

                  The financial statements of the Plan are presented on the accrual basis of accounting. Investments of the Plan represent its pro rata share in the Master Trust assets and are stated at the latest redemption price (which is equivalent to current value). Shares of the CXPSF and the CCSF are valued at the quoted market price in an active market. Investment transactions are recorded by the Trustee at cost or sales price on the trade date basis. Unrealized appreciation (depreciation) is the difference between the revalued cost (fair market value at the beginning of the plan year) and the current value of investments.

                  The preparation of these financial statements requires the use of certain estimates in determining net assets available for benefits and changes in net assets available for benefits. Actual results could differ from those estimates.

                  Benefits are recorded when paid.

                  Certain administrative expenses of the Plan are paid by the Plan's sponsor. The Plan is not required to reimburse the sponsor for any administrative expenses paid by the sponsor.


(3)      CHANGE IN FAIR MARKET VALUE OF INVESTMENTS:

                  The net change in fair market value of investments included in the accompanying Statements of Changes in Net Assets Available for Benefits for the year ended December 31, 1999, and the nine months ended December 31, 1998, consisted of the following:


                                                         1999              1998
                                                     ------------      ------------
                  Investment in Master Trust         $  2,815,457      $    519,097
                  Centex Common Stock Fund               (284,394)          245,583
                  CXP Common Stock Fund                   (92,177)          108,173
                                                     ------------      ------------
                     Totals                          $  2,438,886      $    872,853
                                                     ============      ============


(4)      INCOME TAX STATUS:

                  The Company received a favorable determination letter dated January 9, 1996 from the Internal Revenue Service stating that the Plan and the related trust are qualified and exempt from federal income taxes under Sections 401(a) and 501(a) of the Internal Revenue Code
         (IRC), as amended. The Plan has been amended since receiving the determination letter. However, the Company and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with applicable provisions of the IRC.

(5)      INVESTMENT IN MASTER TRUST:

                  The Master Trust invests in pools of assets (see Note 1). The following is a summary of the pooled assets of the Master Trust investments at fair market value as of December 31, 1999 and 1998:

                                                         1999             1998
                                                     ------------     ------------
                  Interest-bearing Cash              $         --     $  3,355,739
                  Corporate Bonds                              --       72,884,003
                  Domestic Equities                            --      127,359,713
                  International Equities                       --       35,710,701
                  Investment in Mutual Funds          284,034,725               --
                                                     ------------     ------------
                                                     $284,034,725     $239,310,156
                                                     ============     ============

                  The income recorded by the Master Trust for the year ended December 31, 1999 is as follows:

                                                       Interest         Change in
                                                         and           Fair Market
                                                      Dividends           Value
                                                     ------------     ------------
                  Investment in Mutual Funds         $  1,383,050     $ 31,295,733


                  The Plan's undivided interest in the assets held by the Master Trust was approximately 8% for the year ended December 31, 1999, and for the nine months ended December 31, 1998.


(6)      ASSETS HELD FOR INVESTMENT:

                  The fair market value of the following investments represented 5% or more of the Plan's net assets available for benefits at December 31, 1999 and 1998:

                                                            1999             1998
                                                        ------------     ------------
                  Life Solutions A Pool                 $         --     $  2,074,721
                  Life Solutions B Pool                           --        5,781,675
                  Life Solutions C Pool                           --        6,874,531
                  Short-Term Bond Fund                            --        1,230,220
                  S & P 500 Stock Fund                            --        2,917,833
                  CXP Common Stock                         1,801,694        2,269,100
                  Spartan U.S. Equity Index Fund           5,468,916               --
                  Strategy: Near Retirement                1,573,066               --
                  Strategy: 2010                           5,841,067               --
                  Strategy: 2020                           5,408,187               --

(7)      RELATED-PARTY TRANSACTIONS:

                  Certain Plan investments are shares of funds managed by the Trustee, and therefore, these transactions qualify as party-in-interest transactions.

(8)      RECONCILIATION TO FORM 5500:

                  As of December 31, 1999, the Plan had approximately $2,646 of pending distributions to participants who elected to withdraw from the Plan. These amounts are recorded as a liability in the Plan's Form 5500; however, in accordance with generally accepted accounting principles, these amounts are not recorded as a liability in the accompanying Statements of Net Assets Available for Plan Benefits. There were no reconciling items to Form 5500 for the year ended December 31, 1998. The following reconciles net assets available for benefits per the financial statements to Form 5500 as filed by the Company for the year ended December 31, 1999:

                  Net assets available for Plan benefits per the financial statements     $ 23,410,977
                  Amounts allocated to withdrawing participants                                 (2,646)
                                                                                          ------------
                  Net assets available for Plan benefits per Form 5500                    $ 23,408,331
                                                                                          ============

                  The following reconciles benefits paid to participants per the financial statements to Form 5500 as filed by the Company for the year ended December 31, 1999:

                  Benefits paid to participants per the financial statements              $  2,486,412
                  Add- Amounts allocated to withdrawing participants at
                       December 31, 1999                                                         2,646
                                                                                          ------------
                  Benefits paid to participants per Form 5500                             $  2,489,058
                                                                                          ============

(9)      RECLASSIFICATIONS:

                  Certain December 31, 1998 balances have been reclassified to be consistent with the December 31, 1999 presentation.

                       PROFIT SHARING AND RETIREMENT PLAN            SCHEDULE I
                      OF CENTEX CONSTRUCTION PRODUCTS, INC.

                   SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF
                       ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 1999

                                 EIN: 75-2520779
                                   PLAN #: 002

                        (b)                                          (c)                                  (d)               (e)
(a)             IDENTITY OF ISSUER                               DESCRIPTION                              COST         CURRENT VALUE
---             ------------------                               -----------                              ----         -------------
 *     Master Trust Agreement for Pension Benefits
       between Centex Corporation and Fidelity
       Management Trust Company                        Investment in Master Trust                     $ 20,046,846     $ 21,259,658

 *     Participant Loans                               Participant loans, interest rates range from
                                                         9.75% to 10.25%                                        --           37,041

 *     Centex Corporation                              Common Stock; 12,662 Shares,
                                                         Par $.25 per share                                159,100          312,584

 *     Centex Construction Products, Inc.              Common Stock; 46,197 Shares,
                                                         Par $.01 per share                                807,020        1,801,694
                                                                                                      ------------     ------------
                                                       Totals                                         $ 21,012,966     $ 23,410,977
                                                                                                      ============     ============

* Column (a) indicates each identified person/entity known to be a party-in-interest.

This schedule lists assets held for investment purposes at December 31, 1999, as required by the Department of Labor's Rules and Regulations for Reporting and Disclosure.

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee which administers the Profit Sharing and Retirement Plan of Centex Construction Products, Inc. has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        PROFIT SHARING AND RETIREMENT PLAN OF
                                        CENTEX CONSTRUCTION PRODUCTS, INC.



Date: June 28, 2000                     By: /s/ David W. Quinn
                                            ------------------------------------
                                            David W. Quinn
                                            Member, Administrative Committee

                                INDEX TO EXHIBITS

    PROFIT SHARING AND RETIREMENT PLAN OF CENTEX CONSTRUCTION PRODUCTS, INC.


Exhibit                                                     Filed Herewith or
Number                           Exhibit               Incorporated by Reference
------                           -------               -------------------------
  23                Consent of Arthur Andersen LLP           Filed herewith.